October 18, 2007

Jennifer Gowetski
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

RE:	Essex Property Trust, Inc.
Definitive 14A
Filed April 3, 2007
File No. 001-13106

Dear Ms. Gowetski:

We, Essex Property Trust Inc. (the “Company” or “Essex”), hereby respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter of August 21, 2007.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.

With respect to many of the comments, we propose to add in future proxy filings additional disclosure to our Compensation Discussion and Analysis (“CD&A”) section and have set forth below such proposed disclosure, which has been drafted to discuss the 2006 results.  In future filings, we will update such disclosure to reflect the facts at that time.

Committees of the Board of Directors, page 9

1.
We note that your discussion of the compensation committee on page 9.  Please expand your disclosure to provide a description of the compensation committee’s processes and procedures for the consideration and determination of executive and director compensation required by Item 407(e)(3) of Regulation S-K.

Response:  As requested by the Staff, in future proxy filings, we will add the following section, which will replace some of the discussion under the caption “Overview” on page 13 of the CD&A section.  The disclosure below is drafted to discuss the 2006 compensation procedures and will be updated in future filings.

Role and Procedures of the Compensation Committee.  Our Board’s Compensation Committee, composed of independent, non-employee directors, determines and approves the compensation arrangements for the named executive officers.  The Compensation Committee includes the Company’s Chairman, who has been the Chairman of the Company since its inception and is a significant shareholder.  The Committee has the authority to select, retain and terminate special counsel and other experts (including compensation consultants) as the Committee deems appropriate.

While the Compensation Committee determines Essex’s overall compensation philosophies and sets the compensation for the Chief Executive Officer (the “CEO”) and other executive officers, it looks to the CEO to make recommendations with respect to both overall compensation policies and specific compensation decisions.  For an upcoming fiscal year, the CEO recommends to the Compensation Committee the levels of base salary, targeted annual bonus and long-term equity for the named executive officers other than himself, within the elements of compensation otherwise established by the Committee.  The sum of such base salaries and targeted bonuses and long term equity compensation, if any, is included in the Essex annual business plan, which is approved by our Board.  Also, at that time, the Committee reviews and approves goals for the upcoming year for specific executive officers.  Such goals may include company-wide, business unit or individual goals.

At the end of a fiscal year, the Board reviews actual performance against such goals and, in consultation with the CEO and as discussed further below, sets the actual bonuses to be paid to the executive officers.  The CEO also provides the Compensation Committee with his perspective on the performance of Essex’s executive officers as well as a self-assessment of his own performance.  Except for the CEO, the other named executive officers do not participate in compensation discussions regarding the executive officers.  The Committee establishes the compensation package for the CEO and the CEO is not present during any of these discussions.

Our Chief Operating Officer and Chief Financial Officer also attend certain of the Compensation Committee’s meetings to provide perspective on the competitive landscape and the needs of the business and to discuss potentially new elements for the executive officer’s compensation packages.

In 2006, the Compensation Committee retained SMG (the Schumbraun McCann Group) as an independent compensation consultant reporting directly to the Committee.  The Committee directed SMG to compare Essex’s compensation to a peer group of REITs, recommending base salary and bonus levels in light of this data.  They were also directed to assist the Committee in establishing a new equity-based compensation program and the compensation levels for our senior executive officers for 2007 and thereafter.  SMG included in its survey analysis the following 15 REITs, eight of which are reasonably similar to the Company in revenue size and market capitalization and seven of which are equity REITs that invest in apartments:

Alexandria Real Estate Equities (ARE)
AMB Property Corporation (AMB)
Apartment Investment & Management Company (AIV)
Archstone-Smith Trust (ASN)
BRE Properties (BRE)
Camden Property Trust (CPT)
Choice Hotel International (CHH)

Jennifer Gowetshi
October 18, 2007                                                                         Page 2

Home Properties (HME)
La Salle Hotel Properties (LHO)
Mid-America Apartment Communities (MAA)
Post Properties Inc. (PPS)
PS Business Parks Inc. (PSB)
Realty Income Corporation (O)
Sunstone Hotel Investors, Inc. (SHO)
United Dominion Realty Trust, Inc. (UDR)

The Compensation Committee considered the peer group information as a general guide in determining overall compensation levels in light of the Committee’s view of appropriate, market-based compensation levels.  However, the Committee did not utilize any specific or numeric percentile or other benchmark within the peer group companies for this purpose.

Compensation Discussion and Analysis, page 13

2.
We note your discussion of the compensation consultant.  Please disclose the material elements of the instructions or directions the compensation committee gave the consultant.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:  As requested by the Staff, our future proxy filings will include the material elements of the instructions or directions the compensation committee gave the consultant.  See our response above to comment number one.

3.
We note that the peer group considered by the compensation committee included 15 equity REITs, eight of which are reasonably similar to the company in revenue size and market capitalization and seven of which are equity REITs that invest in apartments.  Please revise your disclosure to identify these equity REITs.

Response:  As requested by the Staff, our future proxy filings will identify these equity REITs to the extent we utilize such survey data in the future.  See our response above to comment number one.

4.
Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide and analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  For example, we note the chart provided on page 14.  We further note that base salary and any changes are based on views of individual retention or performance factors and market data at peer companies and that annual bonus is based primarily on discretionary and subjective review of individual and performance factors.  Please analyze how the committee’s consideration of individual retention or performance factors as well as other factors resulted in the amounts paid for each element and how that compared to peer companies or other values considered.

Response:  In response to this comment, we note that the chart on page 14 is intended to clarify the purpose behind each element of compensation, how the element is determined and how the element fits into the overall program.  As to each element of compensation, we note the following:

Jennifer Gowetshi
October 18, 2007                                                                         Page 3

With respect to annual bonuses, we propose to expand the disclosure regarding the determination of the 2006 bonuses and the performance goals for the 2007 bonus.  See our response below to comment number five.

With respect to long-term equity incentives, in 2006 there were no awards of units or grants of other equity awards to the named executive officers.  As discussed in the “Long-Term Equity Incentives” section of CD&A, the conversion rate of the outstanding incentive units increased by 10% effective on January 1, 2007, as a result of Essex’s meeting the incentive plan’s stated performance criteria of 10% or more growth in FFO during 2006.

With respect to base salaries, in response to this comment, we will in future proxy filings revise the “Base Salaries” section of CD&A to the following:

Base Salaries.  None of our executive officers has an employment agreement.  Base salaries are viewed as a customary element necessary to hire and retain executive officers.  Base salary and any changes in base salary are based on views of individual retention and/or performance factors and market data at peer companies, without any benchmarking.  For 2006, the Compensation Committee established base salaries in light of these considerations as well as subjective assessments of individual performance, scope of responsibilities, expertise and experience, and Essex’s financial performance and condition.  Based on these various factors, for 2006 base salaries were increased in a range of zero to $50,000 for each of the named executive officers.  The base salaries are reported in the Salary Compensation Table below.

Key Elements, page 14

5.
You state on page 15 that each named executive officer is eligible to earn an annual cash bonus based on the achievement of the budget for operating performance approved by your board and the individual officer meeting performance goals during the year.  Please disclose any performance targets or goals, including threshold, target and maximum levels, as appropriate.  Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).  To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:  As requested by the Staff, we will in future proxy filings add the disclosure below after the third paragraph of the “Annual Bonuses” section of the CD&A:

For 2006, the following specific goals were set for corporate performance:

•	Achieve a funds from operations (an “FFO”) per diluted share amount for 2006 of $4.75, which reflected a 6% increase from the 2005 amount.

•	Rank in the top quartile of publicly held multifamily REITs with respect to 2006 FFO per share growth.

 Jennifer Gowetshi
October 18, 2007                                                                         Page 4

For 2006, FFO per diluted share was $5.01, which exceeded the performance goal and represented an increase of 11.9% from the FFO per diluted share amount for 2005.  For a discussion of the calculation of FFO for 2006 and 2005, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Funds from Operation (FFO)” in our Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007.  Essex also achieved the goal of ranking in the top quartile of multifamily REITs with respect to 2006 FFO per share growth.

Key specific factors considered by the Compensation Committee and the CEO in his recommendations to the Compensation Committee in determining bonuses for 2006 included:

•	exceeding the FFO per diluted share target and ranking in the top quartile of multifamily REITs with respect to 2006 FFO per share growth;

•	success in our ability to identify markets with strong long-term growth potential consistent with our strategy;

•	our success in acquiring or developing properties in markets targeted by our economic research;

•	the implementation of our disposition program, including the reinvestment of funds generated from asset sales; and

•	our success in managing joint ventures and in identifying and securing attractive financing alternatives.

Based on these achievements as well as considerations of individual goals and performance and various subjective factors, the Compensation Committee approved bonuses for 2006 that, for the named executive officers, ranged from 100% to 194% of their targeted bonus amounts.  The bonuses paid for 2006 are reported in the “Bonus” column of the Summary Compensation Table below.

For 2007, the following corporate performance goals have been set:

•	Achieve an FFO per diluted share amount of $5.51 for 2007, which reflects an increase of approximately 10% from the 2006 amount.

•	Rank in the top quartile of multifamily REITs with respect to 2007 FFO per share growth.

It should be noted that the foregoing are goals and should not in any way be considered to be a prediction, or guidance, by Essex as to its future results.  Each named executive officer also has individual performance goals and some have business unit goals.  The 2007 targeted bonus amounts for the named executive officers range from 100% to 125% of their annual base salary amounts.

 Jennifer Gowetshi
October 18, 2007                                                                         Page 5

6.
We note that each year a target bonus amount is established for each named executive officer.  Please expand your disclosure to quantify the target bonus amounts for the last fiscal year and discuss how the target amounts compare to the actual amounts paid.  In addition, please discuss whether target bonus amounts have been established for this fiscal year and quantify such amounts, if applicable.

Response:  As requested by the Staff, in future filings we will include such disclosure.  See our response to comment number 5 above.

Long-Term Equity Incentives, page 15

7.
We note that the conversion rate of the Series Z and Series Z-1 units generally starts at zero upon issuance of the awards and may increase by 10% in each year (up to 20% in certain circumstances in the year following their initial issuance) in which Essex meets performance criteria set forth in the plan or revised criteria set by the board’s compensation committee if the committee deems that the plan’s criteria is unachievable for any given year.  Please expand your disclosure to provide the performance criteria set forth in the plan and discuss how the committee would determine that the plan’s criteria is unachievable.  In addition, please discuss whether there are any restrictions or limitations on the committee in revising the criteria if it is deemed unachievable.

Response:  As requested by the Staff, in future filings we will revise the second sentence of the third paragraph in the “Long Term Equity Incentives” section of CD&A to:

The conversion rate generally starts at zero upon issuance of the awards and may increase by 10% in each year (up to 20% in certain circumstances in the year following their initial issuance) in which Essex meets the performance criteria set forth in the plan of achieving, for the year, growth in FFO per share of 10% or more.  The Compensation Committee may revise the criteria for increases in the conversion rate to reflect one or more different or additional parameters, objectives or performance measures if it determines that the FFO per share measure is no longer an appropriate corporate performance parameter for establishing management objectives or that the applicable target levels are no longer feasible in light of factors or circumstances outside of Essex’s  control (such as general economic conditions, legal/regulatory changes, war or similar events).  For a change in such criteria, the Compensation Committee must further determine that the revised or amended criteria is, considered as a whole, comparable or a more effective means for analyzing the performance of the Company and incentivizing the executives.

8.
You state on page 15 that the units cannot be converted into operating partnership units until certain conditions are met.  We further note your discussion on page 19 regarding the automatic conversion of the units.  Please expand your disclosure to clarify the certain conditions that would trigger the conversion of the units.

Response:  As requested by the Staff, in future filings we will add the following additional disclosure to the third paragraph of the “Long-Term Equity Incentives” section of CD&A:

 Jennifer Gowetshi
October 18, 2007                                                                         Page 6

The Z and Z-1 units will automatically convert into common units of the Essex operating partnership (i) if the conversion ratio reaches the maximum level of 100%, (ii) if none of the participating executives remain employed by the Company, (iii) if the Company dissolves or is liquidated, or (iv) at the latest, on January 1, 2016 in the case of Z units and June 2019 in the case of Z-1 units.  In certain change of control situations, the participating executives will also be given the option to convert their units at the then-effective conversion ratio.  In addition, the Essex operating partnership has the option to redeem Z and Z-1 units held by any executive whose employment has been terminated for any reason and the obligation to redeem any such units following the death of the holder.  In such event, the Essex operating partnership will redeem the units for, at its option, either common units of the Essex operating partnership or shares of the Company’s Common Stock based on the then-effective conversion ratio.

Executive Severance Plan, page 19

9.	Please expand your disclosure to provide the definition of “change of control” under the executive severance plan.

Response:  As requested by the Staff, in future proxy filings we will add the following disclosure to the Section in the proxy titled “Potential Payments Upon Termination or Change of Control:”

A “Change of Control” under the plan is defined to mean (a) the acquisition by any person or entity, together with all of their respective affiliates or associates, of securities representing 30 percent or more of the combined voting power of Essex’s then outstanding securities having the right to vote, (b) the persons who, as of July 1, 2000 constituted Essex’s Board of Directors (the “Incumbent Directors”) cease to constitute a majority of such directors, provided that a person becoming a director subsequent to July 1, 2000 shall be considered an Incumbent Director if the person’s election was approved by a vote of a majority of the Incumbent Directors, or (c) the consummation of any consolidation or merger of Essex where the stockholders of Essex, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own shares representing in the aggregate 50 percent or more of the voting shares of the corporation issuing cash or securities in the consolidation or merger.

We will add in the CD&A section a cross-reference to this definition.

10.
We note the various severance arrangements you have with the named executive officers and various scenarios described.  In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Response:  We note that many of these items are already discussed in the third paragraph of the “Severance and Other Benefits Upon Termination of Employment or Change in Control” section of CD&A.  We will in future filings add the following additional disclosure:

Jennifer Gowetshi
October 18, 2007                                                                         Page 7

The Executive Severance Plan was established in 2000.  The existence of this plan, and the potential benefits to executive officers under it, basically does not affect the determination from year to year of an executive officer’s base salary, cash bonus or long-term incentive unit grants.

*           *           *           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

             Sincerely,

             Michael T. Dance
             Executive Vice President & Chief Financial Officer
             Essex Property Trust, Inc.

cc:           Keith Guericke, Essex Property Trust, Inc.
Stephen Schrader, Baker & McKenzie, LLP

Jennifer Gowetshi
October 18, 2007                                                                         Page 8